Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Indiana Community Bancorp

SEC Registration Statement No.: 000-18847

The following slide and excerpts relating to Old National Bancorp’s pending acquisition of Indiana Community Bancorp are from the slide presentation and transcript of Old National Bancorp’s first quarter earnings call held on April 30, 2012.

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Robert G. Jones, President and CEO:

“… I’m going to close with a brief update on Indiana Bank and Trust. Three months following the announcement of our partnership, we are even more encouraged. We love the franchise and the markets they serve, and the people at IBT are terrific. For the most part, client reaction has been positive. Today, IBT did announce a loss of $2.6 million for the first quarter, mostly related to a fraudulent loan and targeted loan sales. Absent that, their performance was very consistent with our model.

In addition, as noted in our press release, if we closed as of March 31, the exchange ratios would have been reduced slightly from 1.90 to 1.8241 based on a credit mark of 36.792 million as of March 31, 2012. There was no adjustment in the exchange ratio for shareholders’ equity or delinquency and we remind you this exchange ratio is subject to change, either up or down, between 3/31 and ten days prior to closing, which we anticipate being in the third quarter…”

(Q – Chris McGratty, KBW ): Hi Good morning, guys. Bob, just a question on the deal. You gave color on the exchange ratios. Do you have the delinquency numbers for Indiana Community? I know you disclosed the other ones.

(A – Robert Jones, ONB President, CEO): Yeah. We don’t, but we’ll get that for everybody. They didn’t exceed any of the thresholds that were in our original agreement, but we can get that out to you. I don’t have that. I just know that they were within the parameters and, really, we’re not seeing a lot of change in that delinquency and I would note that if you remove that one-time – that fraudulent credit, the mark would have been pretty well.

(Q Mac Hodgson, SunTrust Robinson Humphrey): Maybe lastly on capital, I think you mentioned you’d wait to close the Indiana Community deal before any capital actions. Does that relate to M&A as well? Would you wait on additional M&A until that transaction is closed and then remind us of your priorities on capital?

(A – Chris Wolking, CFO): Yeah. As you know, M&A is not a perfect science but ideally we’d like to get this transaction closed and then our first priority after M&A would be, we continue to realize the importance of the dividend, and we still have the approved buyback, but we really want to get through IBT and see what the impact it to our capital at that time.

(Q Mac Hodgson, SunTrust Robinson Humphrey): Has anything changed with the expected impact on your capital?

(A – Chris Wolking, CFO): No.

Additional Information for Shareholders

In connection with the proposed merger, Old National Bancorp will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Proxy Statement of Indiana Community Bancorp and a Prospectus of Old National Bancorp, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National Bancorp and Indiana Community Bancorp, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National Bancorp at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Indiana Community Bancorp by accessing Indiana Community Bancorp’s website at www.myindianabank.com under the tab “Shareholder Relations” and then under the heading “Documents.”

Old National Bancorp and Indiana Community Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Indiana Community Bancorp in connection with the proposed merger. Information about the directors and executive officers of Old National Bancorp is set forth in the proxy statement for Old National’s 2012 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2012. Information about the directors and executive officers of Indiana Community Bancorp is set forth in Item 12 of Indiana Community Bancorp’s Form 10-K for its fiscal year ended December 31, 2011, as filed with the SEC on March 15, 2012. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This transcript contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National Bancorp’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of the proposed merger. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger not being realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National Bancorp’s business, competition, government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); the ability of Old National Bancorp to execute its business plan (including the proposed acquisition of Indiana Community Bancorp); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; failure to adhere to or significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this transcript and other factors identified in our Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this transcript, and Old National Bancorp undertakes no obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this transcript.